# Contact

www.linkedin.com/in/walidromaya
(LinkedIn)

## Top Skills

Wine Tasting

Wine

Wine Marketing

## Languages

English (Native or Bilingual)

Arabic (Native or Bilingual)

## Certifications

MRICS

Diploma from Wine and Spirit
Education Trust (DipWSET)

General Building Contractor B

Licensed Real Estate Broker

WSET3

# Walid Romaya

CEO for On Demand, SaaS based Marketplaces for Consumers and
Professionals
Long Beach, California, United States

## Summary

Walid is the founder and CEO of software technology companies
that has developed on demand marketplaces for service industries
like law, real estate and construction.  Walid's mission is to empower
pros to stay relevant, thrive and grow. Armed with geotagging
technology, pros can conduct their business in real time and offer
their menu of services to consumers and  other professionals in a
mobile first world.

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## Experience

### Vikktoria
Founder and CEO
June 2019 - Present (3 years 7 months)
Greater Los Angeles Area

Vikktoria is the first open on demand marketplace to discover and connect with
1.3 million lawyers and legal professionals.

### Realstir
Founder and CEO
January 2014 - Present (9 years)
Greater San Diego Area

Realstir is a software technology company building real estate on demand
technologies for consumers and real estate professionals.

### Prince of Wine
Wine Critic
2007 - Present (15 years)

As a holder of Diploma from Wine and Spirit Education Trust (WSET), wine
is my passion. I enjoy discovering, tasting, writing and educating about wines
from around the world.

### CESN Construction Inc.
President

1995 - Present (27 years)

Licensed A and B California General Contractors (Lic. 701425).

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# Education

University of Reading
B.Sc., Quantity Surveying

Baghdad College

Baghdad College

University of Reading
Bachelor of Science (B.S.), Quantity Surveying

Wine & Spirit Education Trust
Diploma WSET, Wine and Spirits · (2018 - 2021)